UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: July 29, 2021

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

On July 29, 2021, Altera Infrastructure L.P. (the “Partnership”) issued a press release announcing that Altera Infrastructure Holdings L.L.C. (“Holdings”), a wholly owned subsidiary of the Partnership, has commenced an offer to exchange the outstanding 8.50% Senior Notes due 2023 (the “Old Notes”) of the Partnership for newly issued 8.50% Senior Secured Notes due 2026 and 11.50% Senior Secured PIK Notes due 2026 issued by Holdings. The Partnership and Altera Infrastructure Finance Corp. have also commenced a related solicitation of consents to proposed amendments with respect to the indenture governing the Old Notes. A copy of the release is attached hereto as Exhibit 1.

Additionally, on July 29, 2021, the Partnership issued a press release announcing the suspension of distributions on its outstanding Series A, Series B, and Series E Preferred Units. A copy of the release is attached hereto as Exhibit 2.

Additionally, on July 29, 2021, the Partnership issued its Earnings release for the three and six months ended June 30, 2021.

Exhibits.

Exhibit No.     Exhibit Title or Description
1.1            Press Release dated July 29, 2021
1.2            Press Release dated July 29, 2021
1.3            Earnings release for the three and six months ended June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: July 29, 2021	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary